UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

eHi Car Services Limited

(Name of Issuer)

Class A common shares, par value $0.001 per share

(Title of Class of Securities)

26853A 100

(CUSIP Number)

Ms. Shirley Li

Ocean Link Asia Limited

Room 1216, Unit 02A, 12/F, International Commerce Centre

1 Austin Road, West Kowloon

Hong Kong

Facsimile: +852 3421 0430

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26853A 100

1	Name of Reporting Persons Ocean Imagination L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons Ocean Voyage L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons Ocean General Partners Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

1	Name of Reporting Persons Nanyan Zheng
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Persons Tianyi Jiang
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

Introductory Note

This amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 5, 2018, as amended by Amendment No. 1 filed on April 10, 2018, Amendment No. 2 filed on June 29, 2018 and Amendment No. 3 filed on February 26, 2019 (collectively, the “Original Filings”) by each of Ocean Imagination L.P., Ocean Voyage L.P., Ocean General Partners Limited, Mr. Nanyan Zheng and Mr. Tianyi Jiang with respect to the Class A and Class B common shares, par value $0.001 per share of eHi Car Services Limited, a company incorporated under the laws of the Cayman Islands (the “Issuer”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Original Filings.

This Amendment No. 4 is the final amendment to the Original Filings and constitutes an exit filing for the Reporting Persons.

Item 4.           Purpose of Transaction

Item 4 is hereby amended by adding the following:

On March 21, 2019, CDH Car delivered to the Issuer a share conversion notice which effected an optional conversion of 8,260,000 Class B Shares into 8,260,000 Class A Shares, such conversion was on a one to one basis whereby one Class B Share was converted into one Class A Share.

On March 28, 2019, CDH Car effected an optional conversion of 219,382 ADSs (each representing two Class A Shares) in exchange of 438,764 Class A Shares.

On April 8, 2019, at 10:00 a.m. (Shanghai time), an extraordinary general meeting of the shareholders of the Issuer was held at Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Issuer voted in favor of, among others, the proposal to authorize and approve the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the Merger.

On April 9, 2019, the Issuer and Merger Sub filed the Plan of Merger with the Cayman Islands Registrar of Companies, pursuant to which the Merger became effective on April 9, 2019. As a result of the Merger, the Issuer ceased to be a publicly traded company and became wholly owned by Parent.

At the effective time of the Merger (the “Effective Time”), each Common Share issued and outstanding immediately prior to the Effective Time has been cancelled in consideration for the right to receive US$6.125 per Common Share, and each ADS issued and outstanding immediately prior to the Effective Time has been cancelled in consideration for the right to receive US$12.25 per ADS (less US$0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes. Notwithstanding the foregoing, (a) Common Shares held by Parent, the Issuer or any of their respective subsidiaries, certain Common Shares held by the Holdco and the Dissenting Shares (as defined in the Merger Agreement) were canceled at the Effective Time but were not converted into the right to receive the consideration described in the immediately preceding sentence; and (b) each of the Rollover Shares continues to exist without interruption, and represents one validly issued, fully paid and non-assessable ordinary share of the Surviving Company. Each of the holders of the Dissenting Shares is entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the Companies Law of the Cayman Islands as amended.

In addition, at the Effective Time, the Issuer terminated its 2010 Performance Incentive Plan of the Company and the 2014 Performance Incentive Plan of the Company (as amended, collectively the “Share Incentive Plans”), terminated all relevant award agreements entered into under the Share Incentive Plans, and cancelled all options, whether or not vested, to purchase Common Shares (the “Company Options”)  and all unvested restricted share awards (the “Company Restricted Shares”, collectively with the Company Options, the (“Company Share Awards”) granted under the Share Incentive Plans that are then outstanding.

At the Effective Time, each Company Option has been cancelled in exchange for the right to receive, if the per Share exercise price of such option is less than US$6.125, a cash amount equal to the product of (a) the excess, if any, of US$6.125 over the exercise price of such option; and (b) the number of Common Shares underlying such option. At the Effective Time, each Company Restricted Share has been canceled in exchange for the right to receive an amount equal to US6.125 in cash, without interest and net of any applicable withholding taxes.

As a result of the Merger, the ADSs ceased to trade on the New York Stock Exchange (“NYSE”) following the close of trading on April 9, 2019. The Issuer requested that the NYSE file a Form 25 with the Commission notifying the Commission of the delisting of its ADSs on the NYSE and the deregistration of the Issuer’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the Commission. The Issuer intends to suspend its reporting obligations under the Act, as amended, by filing a Form 15 with the Commission in approximately 10 days. The Issuer’s reporting obligations under the Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                              As of the date of this Amendment No. 4, the Reporting Persons do not beneficially own any Common Shares.

(b)                              As of the date of this Amendment No. 4, the Reporting Persons do not have any voting power or dispositive power over any Common Shares.

(c)                               Except as set forth in Item 4 of this Amendment No. 4, none of the Reporting Persons has effected any transactions in the Common Shares during the prior 60 days.

(d)                              Not applicable.

(e)                               At the Effective Time, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of either Class A Shares or Class B Shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 12, 2019

OCEAN IMAGINATION L.P. a Cayman Islands exempted limited partnership

By:	Ocean Voyage L.P.
its General Partner

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

OCEAN VOYAGE L.P. a Cayman Islands exempted limited partnership

By:	Ocean General Partners Limited
its General Partner

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

OCEAN GENERAL PARTNERS LIMITED

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang
Title:	Director

NANYAN ZHENG

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng

TIANYI JIANG

By:	/s/ Tianyi Jiang
Name:	Tianyi Jiang